March 24, 2010

VIA EDGAR

Shehzad Niazi
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Dr. Tattoff, Inc. -- Registration Statement on Form 10 File No. 000-52836; Staff’s comment letter dated March 11, 2011

Mr. Niazi:

We represent Dr. Tattoff, Inc. (the “Company”).

The Company is in the process of changing its independent accounting firm.  As a result of this transition, the Company anticipates its audited financial statements for the year ended December 31, 2010 to be available on April 8, 2011.  Accordingly, the Company hereby requests an extension to April 15, 2011, to respond to the Staff’s comment letter dated March 11, 2011.

Please direct any questions regarding this request to:

Mr. Terry Childers
Bryan Cave LLP
One Atlantic Center, 14th Floor
1201 West Peachtree Street, N.W.
Atlanta, Georgia 30309-3488
Telephone: (404) 572-6820
Facsimile: (404) 420-0820

                                                                                                                                                      Very truly yours,

                                                                                                                                                      /s/ Bryan Cave LLP

                                                                                                                                                       Bryan Cave LLP

cc:           John Keefe, Chief Executive Officer, Dr. Tattoff, Inc.
Mark Edwards, Chief Financial Officer, Dr. Tattoff, Inc.

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